UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

68234L207

(CUSIP Number)

China Grand Pharmaceutical & Healthcare Holdings Ltd.

Attn: Chao Zhou

Unit 3302, 33/F, The Center

99 Queen’s Road Central

Hong Kong

+852 2866 3718

Copies to:

Jack Bodner

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68234L207	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS China Grand Pharmaceutical & Healthcare Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares of Common Stock (as defined in Item 1 below) of the Issuer (as defined in Item 1 below) directly held by Grand Decade Developments Limited, a wholly-owned subsidiary of China Grand Pharmaceutical & Healthcare Holdings Ltd. China Grand Pharmaceutical & Healthcare Holdings Ltd. and Grand Decade Developments Limited may each be deemed to have shared voting and dispositive power over all of the shares of Common Stock.

(2)

Based upon (i) 10,695,428 shares of the Issuer’s Common Stock outstanding as of December 2, 2019, as reported in the Issuer’s Definitive Proxy Statement (the “Issuer Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2019 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) 10,000,000 shares of Common Stock issued to China Grand Pharmaceutical & Healthcare Holdings Ltd. and Grand Decade Developments Limited pursuant to the CGP Purchase Agreement (as described in Items 3 and 4 below) and (iii) 2,000,000 shares of Common Stock issued to Sirtex Medical US Holdings, Inc. pursuant to the Sirtex Purchase Agreement (as described in Items 3 and 4 below).

2

CUSIP No. 68234L207	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Grand Decade Developments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares of Common Stock (as defined in Item 1 below) of the Issuer (as defined in Item 1 below) directly held by Grand Decade Developments Limited, a wholly-owned subsidiary of China Grand Pharmaceutical & Healthcare Holdings Ltd. China Grand Pharmaceutical & Healthcare Holdings Ltd. and Grand Decade Developments Limited may each be deemed to have shared voting and dispositive power over all of the shares of Common Stock.

(2)

Based upon (i) 10,695,428 shares of the Issuer’s Common Stock outstanding as of December 2, 2019, as reported in the Issuer Proxy Statement, (ii) 10,000,000 shares of Common Stock issued to China Grand Pharmaceutical & Healthcare Holdings Ltd. and Grand Decade Developments Limited pursuant to the CGP Purchase Agreement (as described in Items 3 and 4 below) and (iii) 2,000,000 shares of Common Stock issued to Sirtex Medical US Holdings, Inc. pursuant to the Sirtex Purchase Agreement.

3

CUSIP No. 68234L207	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Sirtex Medical US Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents shares directly held by Sirtex Medical US Holdings, Inc., a U.S. affiliate of China Grand Pharmaceutical & Healthcare Holdings Ltd.
(2)

Based upon (i) 10,695,428 shares of the Issuer’s Common Stock outstanding as of December 2, 2019, as reported in the Issuer Proxy Statement, (ii) 10,000,000 shares of Common Stock issued to China Grand Pharmaceutical & Healthcare Holdings Ltd. and Grand Decade Developments Limited pursuant to the CGP Purchase Agreement and (iii) 2,000,000 shares of Common Stock issued to Sirtex Medical US Holdings, Inc. pursuant to the Sirtex Purchase Agreement.

4

CUSIP No. 68234L207	Page 5 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of OncoSec Medical Incorporated, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 24 North Main Street, Pennington, NJ 08534 and 3565 General Atomics Court, Suite 100, San Diego, CA 92121.

Item 2.	Identity and Background

(a) This Statement is being filed on behalf of China Grand Pharmaceutical & Healthcare Holdings Ltd., a limited liability company formed under the laws of Bermuda (“CGP”), Grand Decade Developments Limited, a British Virgin Islands limited company and wholly owned subsidiary of CGP (“Grand Decade”) and Sirtex Medical US Holdings, Inc., a company incorporated under the laws of Delaware (“Sirtex” and, together with CGP, the “Reporting Persons”).

(b) The principal business address of CGP and Grand Decade is Unit 3302,33/F, The Center, 99 Queen’s Road Central, Hong Kong. The principal address of Sirtex is 300 Unicorn Park Drive, Woburn MA 01801.

(c) CGP and China Grand develop, manufacture, and distribute pharmaceutical products and medical devices to retailers and medical organizations. Sirtex is a global healthcare business company working to improve outcomes in people with cancer.

The directors and executive officers of the Reporting Persons are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.	Source and Amount of Funds or Other Consideration

On October 10, 2019, the Issuer entered into Stock Purchase Agreements with each of Grand Decade (the “CGP Purchase Agreement”) and Sirtex (the “Sirtex Purchase Agreement”, and together with the CGP Purchase Agreement, the “Purchase Agreements”) pursuant to which the Issuer agreed to sell and issue to CGP and Sirtex 10,000,000 shares and 2,000,000 shares, respectively, of the Issuer’s Common Stock at a purchase price of $2.50 per share. On February 7, 2020, the transactions set forth in the Purchase Agreements were consummated (the “Closing”). Pursuant to the terms of the Purchase Agreements and for consideration paid by the Reporting Persons, the Issuer issued to CGP and Sirtex 10,000,000 shares and 2,000,000 shares, respectively, of the Issuer’s Common Stock.

Grand Decade used the working capital of CGP, its parent company, to fund the purchase of the Issuer’s Common Stock pursuant to the CGP Purchase Agreement.

Sirtex used its working capital to fund the purchase of the Issuer’s Common Stock pursuant to the Sirtex Purchase Agreement.

CUSIP No. 68234L207	Page 6 of 12 Pages

Item 4.	Purpose of Transaction

The acquisition by the Reporting Persons of the Issuer’s securities as described herein was effected in connection with, and in consideration of, the Purchase Agreements. The Reporting Persons agreed to receive the securities in connection with the Purchase Agreements because of their belief that the securities represent an attractive investment. In connection with the Purchase Agreements, the Board has (i) renounced any interest or expectancy of the Issuer in, or in being offered an opportunity to participate in, business opportunities that are presented to Grand Decade and certain related parties, the directors on the Board which have been nominated by Grand Decade or Sirtex pursuant to the Stockholder Agreements (as defined below), any other person or persons who are, at the time, associated with or nominated by, or serving as representatives of either Grand Decade or Sirtex, or the respective affiliates of the foregoing parties (including their officers or directors who are employees, officers, directors, managers, stockholders or members) (the “Covered Persons”), (ii) resolved that none of such Covered Persons shall have any obligation to refrain from (a) engaging in similar activities or lines of business as the Issuer or developing or marketing any products or services that compete, directly or indirectly, with those of the Issuer, (b) investing or owning any interest publicly or privately in, serving as a director or officer of or developing a business relationship with, any person engaged in similar activities or lines of business as, or otherwise in competition with, the Issuer, (c) doing business with any client or customer of the Issuer or (d) employing or otherwise engaging a former officer or employee of the Issuer, and (iii) resolved that neither the Issuer nor any of its subsidiaries shall have any right to be offered any opportunity to participate or invest in any venture engaged or to be engaged in by any Covered Person.

Concurrently with the execution and delivery of the Purchase Agreements, the Issuer and Grand Decade entered into a License Agreement (the “License Agreement”), which became effective upon the Closing. Pursuant to the License Agreement, the Issuer, among other things, granted Grand Decade and its affiliates an exclusive, sublicensable, royalty-bearing license to develop, manufacture, commercialize, or otherwise exploit the Issuer’s current and future products, including TAVO™ and the Issuer’s new Visceral Lesion Applicator (“VLA”), in the Territory (as defined in the License Agreement). Under the terms of the License Agreement, Grand Decade will pay the Issuer up to 20% royalties on the Net Sales (as defined in the License Agreement) of such products in the Territory (as defined in the License Agreement) during the applicable Royalty Term (as defined in the License Agreement).

In addition, the Issuer and Sirtex entered into a Services Agreement (the “Services Agreement”) which will became effective upon the Closing. Pursuant to the Services Agreement, the Issuer agreed, among other things, to pay Sirtex low single-digit royalties on the Net Sales (as defined in the Services Agreement) of all Products (defined as TAVO™ and VLA products and their accompanying generators, and any products (including, for clarity, combination products) incorporating or including such products and their accompanying generators), in all countries other than those in the Territory (as defined in the Services Agreement). In exchange for the low single digit royalty fee, Sirtex will provide the Issuer with certain services for these products, including key opinion leader management and engagement services, voice of customer (VOC) services, development of a go to market strategy, and pricing, reimbursement and market access services.

The Issuer also entered into Stockholder Agreements (the “Stockholder Agreements”) with each of Grand Decade and Sirtex. Pursuant to the Stockholder Agreements, among other things, Grand Decade and Sirtex have the option to nominate a combined total of three (3) members to the Board of Directors of the Issuer (the “Board”), initially upon the Closing, and thereafter at every annual meeting of the stockholders of the Issuer in which directors are generally elected, including at every adjournment or postponement thereof. Grand Decade will also have the option to nominate up to two (2) independent directors to the Board if any independent director currently serving on the Board ceases to serve as a director of the Issuer for any reason, provided that the independent director nominee shall be satisfactory to a majority of the independent directors of the Issuer. Any director nominee, including any suggested by Grand Decade, is subject to evaluation and approval by the Nominating and Corporate Governance Committee. If either Grand Decade or Sirtex beneficially owns less than 40% of the shares acquired pursuant to the Purchase Agreements, either (as applicable) shall have the right to nominate members to the Board in proportion with their ownership of the issued and outstanding common stock.

The Stockholder Agreements provide that (i) as long as Grand Decade owns at least 70% of the Purchased Shares (as such term is defined in the Stockholder Agreement with Grand Decade), Grand Decade’s consent is required for the Issuer to take certain actions and (ii) as long as Grand Decade owns at least 40% of the Purchased Shares, an enhanced 70% Board vote standard is required in order for the Issuer to take certain actions. These actions include, among other things, amending the Issuer’s Articles of Incorporation or Bylaws, increasing the size of the Board to more than nine directors, approving the Issuer’s annual budget and incurring any capital expenditures or any obligations or liabilities in respect thereof in excess of $500,000. Grand Decade and Sirtex each have certain rights of participation in future financing so long as it beneficially owns 60% or more of the shares purchased at the Closing. For so long as this ownership threshold is maintained, each buyer is entitled to purchase, on a pro rata basis, any New Securities (defined below) that the Issuer may sell or issue.

The term “New Securities” means any debt or equity securities of the Issuer or any subsidiary of the Issuer, and rights, options or warrants to purchase such debt or equity securities, and securities of any type whatsoever that are, or may become, convertible into or exchangeable for such debt or equity securities. The term “New Securities” does not include: (i) shares of the Issuer’s common stock (and/or options, rights or warrants for common stock) issued or issuable in connection with an acquisition transaction or other merger and acquisition transaction, strategic alliance or partnering/licensing arrangement that is approved by 80% of the members constituting the entire Board; (ii) any securities issuable upon exercise of any options, warrants or rights to purchase any securities of the Issuer outstanding on the date of the Stockholder Agreements; (iii) any securities issued pursuant to equity plans of the Issuer (including inducement awards or any arrangements in place as of the date of the Stockholder Agreements); and (iv) shares of the Issuer’s common stock issued in connection with any stock split or stock dividend. Grand Decade has a right of first refusal prior to the Issuer entering into any definitive agreement regarding a Competing Proposal (as defined in the Purchase Agreements) or any material licensing transaction (a “ROFR Transaction”), so long as Grand Decade beneficially owns 60% or more of the shares purchased at the Closing. For so long as this ownership threshold is maintained, the Issuer will deliver to Grand Decade notice of the ROFR Transaction (the “ROFR Notice”) which will contain the following information: (i) a description of the structure of the ROFR Transaction, including the assets or securities to be sold or acquired by the third party pursuant to the ROFR Transaction (the “Issuer’s Interests”), (ii) the purchase price and a description of any non-cash consideration, (iii) the identity of the proposed third party; and (iv) any other material terms and conditions of the proposed ROFR Transaction, including the proposed closing date. In addition to the ROFR Notice, the Issuer will also deliver a written offer to Grand Decade (the “ROFR Offer”), to sell to Grand Decade the Issuer’s Interests on the same terms and conditions as set forth in the ROFR Notice. Grand Decade will have 60 days upon receipt of the ROFR Notice (and in any event, no longer than 90 days), to accept or reject the ROFR Offer.

The Issuer, Grand Decade, and Sirtex entered into registration rights agreements pursuant to which, among other things, Grand Decade and Sirtex will each have the right to deliver to the Issuer a written notice requiring the Issuer to prepare and file with the SEC, a registration statement with respect to resales of shares of some or all the common stock of the Issuer held by Grand Decade and Sirtex.

Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the Instructions for Item 4 of Schedule 13D. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock as they deem appropriate, including, without limitation and subject to the terms of the Purchase Agreements: purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of the Instructions for Item 4 of Schedule 13D.

CUSIP No. 68234L207	Page 7 of 12 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

CGP and Grand Decade	10,000,000 shares
Sirtex	2,000,000 shares

Percent of class:

CGP and Grand Decade	44.1%
Sirtex	08.8%

The percentage ownership was calculated based upon (i) 10,695,428 shares of the Issuer’s Common Stock outstanding as of December 2, 2019, as reported in the Issuer Proxy Statement (ii) 10,000,000 shares of Common Stock issued to CGP and Grand Decade pursuant to the CGP Purchase Agreement and (iii) 2,000,000 shares of Common Stock issued to Sirtex pursuant to the Sirtex Purchase Agreement.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

CGP and Grand Decade	0 shares
Sirtex	2,000,000 shares

(ii) Shared power to vote or to direct the vote:

CGP and Grand Decade	10,000,000 shares
Sirtex	0 shares

(iii) Sole power to dispose or to direct the disposition of:

CGP and Grand Decade	0 shares
Sirtex	2,000,000 shares

(iv) Shared power to dispose or to direct the disposition of:

CGP and Grand Decade	10,000,000 shares
Sirtex	0 shares

By virtue of the relationships among the Reporting Persons, as described in this Statement, the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d) of the Exchange Act. The filing of this Statement does not constitute an admission by the Reporting Persons that they are a “group” for such purpose. However, if the Reporting Persons were deemed to be such a “group,” such group would collectively beneficially own 12,000,000 shares of Common Stock or 52.9% of Common Stock outstanding as of December 2, 2019. Each of the Reporting Persons disclaims voting and dispositive power over shares of the Common Stock, except as set forth on the cover pages of this Statement.

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

CUSIP No. 68234L207	Page 8 of 12 Pages

(c) Except as reported in this Statement, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as disclosed in Items 3 and 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons with respect to the securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among China Grand Pharmaceutical & Healthcare Holdings Ltd., Grand Decade Developments Limited and Sirtex Medical US Holdings, Inc.

Exhibit 2	Stock Purchase Agreement by and between OncoSec Medical Incorporated and Grand Decade Developments Limited (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed on October 11, 2019).

Exhibit 3	Stock Purchase Agreement by and between OncoSec Medical Incorporated and Sirtex Medical US Holdings, Inc. (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K, filed on October 11, 2019).

Exhibit 4	Stockholders Agreement by and between OncoSec Medical Incorporated and Grand Decade Developments Limited (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K, filed on October 11, 2019).

Exhibit 5	Stockholders Agreement by and between OncoSec Medical Incorporated and Sirtex Medical US Holdings, Inc. (incorporated by reference to Exhibit 10.6 of our Current Report on Form 8-K, filed on October 11, 2019).

Exhibit 6	License Agreement, dated as of October 10, 2019, by and between OncoSec Medical Incorporated and Grand Decade Developments Limited (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K, filed on October 11, 2019).

Exhibit 7	Services Agreement, dated as of October 10, 2019, by and between OncoSec Medical Incorporated and Sirtex Medical US Holdings, Inc. (incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K, filed on October 11, 2019).

Exhibit 8	Registration Rights Agreement, dated as of February 7, 2020, by and between OncoSec Medical Incorporated and Grand Decade Developments Limited (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K, filed on February 10, 2020).

Exhibit 9	Registration Rights Agreement, dated as of February 7, 2020, by and between OncoSec Medical Incorporated and Sirtex Medical US Holdings, Inc. (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K, filed on February 10, 2020).

CUSIP No. 68234L207	Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020	CHINA GRAND PHARMACEUTICAL & HEALTHCARE HOLDINGS LTD.

	By:	/s/ Chao Zhou
Name: Chao Zhou
Title: Authorized Representative

Date: February 18, 2020	GRAND DECADE DEVELOPMENTS LIMITED

	By:	/s/ Chao Zhou
Name: Chao Zhou
Title: Authorized Representative

Date: February 18, 2020	SIRTEX MEDICAL US HOLDINGS, INC.

	By:	/s/ Kevin P. Smith
Name: Kevin P. Smith
Title: General Counsel & Executive VP, Business Development

CUSIP No. 68234L207	Page 10 of 12 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of China Grand Pharmaceutical & Healthcare Holdings Ltd. are set forth below. Unless otherwise noted, each of these persons have as their business address Unit 3302, 33/F, The Center, 99 Queen’s Road Central, Hong Kong.

Name	Position with CGP	Principal Occupation and, if not employed by CGP, Name, Principal Business and Address of Employer	Citizenship
Mr. Liu Chengwei	Chairman Executive Director	N/A	Chinese

Mr. Hu Bo	Deputy Chairman Executive Director	N/A	Canadian

Dr. Shao Yan	Chief Executive Officer and Executive Director	N/A	Chinese

Dr. Niu Zhanqi	Executive Director	N/A	Chinese

Ms. So Tosi Wan	Independent Non-Executive Director	N/A	HK

Mr. Hu Yebi	Independent Non-Executive Director	N/A	HK

Dr. Pei Geng	Independent Non-Executive Director	N/A	USA

The name and present principal occupation of each of the executive officers and directors of Grand Decade Developments Limited are set forth below. Unless otherwise noted, each of these persons have as their business address Unit 3302, 33/F, The Center, 99 Queen’s Road Central, Hong Kong.

Name	Position with Grand Decade	Principal Occupation and, if not employed by Grand Decade, Name, Principal Business and Address of Employer	Citizenship
Mr. Liu Chengwei	Chairman Executive Director	N/A	Chinese

Dr. Shao Yan	Executive Director	N/A	Chinese

CUSIP No. 68234L207	Page 11 of 12 Pages

The name and present principal occupation of each of the executive officers and directors of Sirtex Medical US Holdings, Inc. are set forth below. Unless otherwise noted, each of these persons have as their business address 300 Unicorn Park Drive, Woburn, Massachusetts 01801.

Name	Position with Sirtex	Principal Occupation and, if not employed by Sirtex, Name, Principal Business and Address of Employer	Citizenship
Kevin R. Smith	Director, President, CEO	N/A	American

Kevin P. Smith	Director, General Counsel & Executive Vice President, Business Development	N/A	American

William Denman	Global Chief Medical Officer	N/A	American

Cathleen Lowndes	Chief Human Resources Officer	N/A	American

Amy Pan	Chief Financial Officer	N/A	American

Helen Riccio	Secretary & Treasurer	N/A	American

MaryLou Stroumbos	Vice President, Regulatory Affairs & Quality Assurance	N/A	American

CUSIP No. 68234L207	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 18, 2020	CHINA GRAND PHARMACEUTICAL & HEALTHCARE HOLDINGS LTD.

	By:	/s/ Chao Zhou
Name: Chao Zhou
Title: Authorized Representative

Date: February 18, 2020	GRAND DECADE DEVELOPMENTS LIMITED

	By:	/s/ Chao Zhou
Name: Chao Zhou
Title: Authorized Representative

Date: February 18, 2020	SIRTEX MEDICAL US HOLDINGS, INC.

	By:	/s/ Kevin P. Smith
Name: Kevin P. Smith
Title: General Counsel & Executive VP, Business Development